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SCHEDULE 13E-3
(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 5)

DSI TOYS, INC.
(Name of the Issuer)

DSI Toys, Inc., DSI Acquisition, Inc., MVII, LLC, Robert L. Burke,
E. Thomas Martin, John McSorley, Walter S. Reiling, and Joseph S. Whitaker
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

232968107
(CUSIP Number of Class of Securities)

E. Thomas Martin President DSI Acquisition, Inc. 1432 Higuera Street P.O. Box 12060 San Luis Obispo, California 93406 Telephone (805) 545-7900	Joseph S. Whitaker President and Chief Executive Officer DSI Toys, Inc. 10110 West Sam Houston Parkway South Suite 150 Houston, Texas 77099 Telephone (713) 365-9900

(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Gregg R. Cannady, Esq. Carrington, Coleman, Sloman & Blumenthal, L.L.P. 200 Crescent Court, Suite 1500 Dallas, Texas 75201 (214) 855-3000	J. Todd Mirolla, Esq. Andre Morris & Buttery 1102 Laurel Lane, P.O. Box 730 San Luis Obispo, California 93406 (805) 543-4171

        This statement is filed in connection with (check the appropriate box):

        (a)   [X]    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

        (b)   [    ]    The filing of a registration statement under the Securities Act of 1933.

        (c)   [    ]    A tender offer.

        (d)   [    ]    None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [    ]

        Check the following box if the filing fee is a final amendment reporting the results of the transaction: [X]

CALCULATION OF FILING FEE

Transaction Value*(1)	Amount of Filing Fee(1)(2)
$1,557,630	$311.53

        *Set forth the amount on which the filing fee is calculated and state how it was determined.

[X]
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

        Amount Previously Paid: $311.61(2)

        Form or Registration No.: PREM14A

        Date Filed:    March 31, 2003

(1)
On August 12, 2003, pursuant to the Agreement and Plan of Merger dated March 27, 2003, DSI Acquisition, Inc. was merged with and into DSI Toys, Inc. and each outstanding share of common stock of DSI Toys, Inc. was converted into the right to receive $0.47 in cash, except for 7,552,259 shares held by certain shareholders of DSI Toys, Inc. (the "Buyer Group"), which shares remained outstanding after the merger without any payment of merger consideration therefor. As of August 11, 2003, there were 10,866,365 shares of common stock of DSI Toys, Inc. outstanding. The filing fee was determined by multiplying (a) the number of shares of common stock acquired in the transaction (calculated by subtracting 7,522,259, the number of shares of common stock held by the Buyer Group, from 10,866,365 the total number of outstanding shares) by (b) the merger consideration of $0.47 cash per share of common stock., resulting in a transaction value of $1,557,630. The required filing fee, calculated in accordance with Exchange Act Rule 0-11, equals 1/50 of 1% of the transaction value, or $311.53.

(2)
Represents the fees paid by DSI Toys, Inc. in connection with the filing of its Proxy Statement on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended.

INTRODUCTION

        This Amendment No. 5 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Amendment") is being filed with the Securities and Exchange Commission (the "SEC") by DSI Toys, Inc. (the "Company"), DSI Acquisition, Inc. ("Acquisition"), MVII, LLC, Robert L. Burke, E. Thomas Martin, John McSorley, Walter S. Reiling, and Joseph S. Whitaker (each, a "Filing Person" and collectively, the "Filing Persons") with respect to the merger of Acquisition with and into the Company (the "Merger") pursuant to an Agreement and Plan of Merger, dated as of March 27, 2003, by and between the Company and Acquisition (the "Merger Agreement"), and amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Filing Persons with the SEC on March 31, 2003, as amended by Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Filing Persons with the SEC on May 15, 2003, Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Filing Persons with the SEC on June 11, 2003, Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Filing Persons with the SEC on June 25, 2003, and Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Filing Persons with the SEC on July 2, 2003.

        This Amendment is being filed pursuant to Rule 13e-3(d)(3) of the Securities Exchange Act of 1934, as amended, as a final amendment to Schedule 13E-3 to report the results of the transaction described herein. Except as expressly set forth in this Amendment, all information in this Rule 13e-3 Transaction Statement remains unchanged.

        On July 2, 2003, the Company filed with the SEC its definitive proxy statement on Schedule 14A (the "Proxy Statement") in connection with the special meeting of shareholders at which shareholders of the Company considered and voted upon the adoption of the Merger Agreement and the approval of the transactions contemplated thereby. The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference.

        The information contained in this Amendment and/or the Proxy Statement concerning (i) the Company was supplied by the Company and no other Filing Person takes responsibility for the accuracy of such information, and (ii) each other Filing Person was supplied by such Filing Person and the Company takes no responsibility for the accuracy of such information.

        Item 5 is hereby amended and supplemented as follows:

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        (b)   Significant Corporate Events. At a special meeting of shareholders of the Company held on August 11, 2003 (the "Special Meeting"), the shareholders of the Company voted to approve the Merger Agreement and the Merger. The Merger Agreement and the Merger were approved by holders of at least a majority of the outstanding shares of common stock entitled to vote at the Special Meeting, as required by law and the Company's articles of incorporation and bylaws. Articles of Merger were filed with the Secretary of State of the State of Texas and the Merger became effective on August 12, 2003. The Company is the surviving corporation in the Merger. At the effective time of the Merger, each outstanding share of the Company's common stock was converted into the right to receive $0.47 per share in cash, with the exception of shares held by the Buyer Group and certain dissenting shares subject to appraisal rights under the Texas Business Corporation Act. Following the Merger, the common stock of the Company was delisted from the over-the-counter Bulletin Board electronic quotation system, and the Company filed with the SEC a certificate and notice of termination of registration on Form 15 to provide notice of the termination of registration of its common stock.

        Item 6 is hereby amended and supplemented as follows:

Item 6. Purposes of the Transaction and Plans or Proposals.

        (b)   Plans. The Merger was consummated on August 12, 2003.

        Item 11 is hereby amended and supplemented as follows:

Item 11. Interest in Securities of the Subject Company.

        (a)   Securities Ownership. As a result of the Merger, the Buyer Group owns 100% of the outstanding capital stock of the Company.

Item 16. Exhibits.

(a)(1)	Letter to Stockholders from Joseph S. Whitaker (incorporated herein by reference to Schedule 14A filed concurrently with this Amendment).
(a)(2)	Notice of Special Meeting of Stockholders (incorporated herein by reference to Schedule 14A filed concurrently with this Amendment).
(a)(3)	Definitive Proxy Statement, including all appendices thereto (incorporated herein by reference to Schedule 14A filed concurrently with this Amendment).
(a)(4)	Not applicable.
(a)(5)(i)	Press Release dated January 29, 2003 (incorporated herein by reference to Form 8-K filed on January 30, 2003).
(a)(5)(ii)	Press Release dated March 21, 2003 (incorporated herein by reference to Form 8-K filed on March 21, 2003).
(a)(5)(iii)	Press Release dated March 27, 2003 (incorporated herein by reference to Form 8-K filed on March 27, 2003).
(a)(5)(iv)	Press Release dated August 12, 2003 (incorporated herein by reference to Form 8-K filed on August 13, 2003).
(b)	None.
(c	Fairness Opinion of Chaffe & Associates, Inc. dated March 26, 2003 (included as Appendix B to the definitive Proxy Statement, which is filed herewith as Exhibit (a)(3)).
(d)(1)	Agreement and Plan of Merger, dated March 27, 2003, between the Company and Acquisition (included as Appendix A to the definitive Proxy Statement, which is filed herewith as Exhibit (a)(3)).
(f)	Dissenter's rights of appraisal are described in Appendix C to the definitive Proxy Statement, which is filed herewith as Exhibit (a)(3).
(g)	None

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DSI TOYS, INC.
By:	/s/ JOSEPH S. WHITAKER Joseph S. Whitaker CHIEF EXECUTIVE OFFICER AND PRESIDENT
Dated: August 13, 2003

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DSI ACQUISITION, INC.
By:	/s/ E. THOMAS MARTIN E. Thomas Martin PRESIDENT
Dated: August 13, 2003

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MVII, LLC
By:	/s/ E. THOMAS MARTIN E. Thomas Martin MANAGER
Dated: August 13, 2003

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ ROBERT L. BURKE Robert L. Burke
Dated: August 13, 2003

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ E. THOMAS MARTIN E. Thomas Martin
Dated: August 13, 2003

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ JOHN MCSORLEY John McSorley
Dated: August 13, 2003

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ WALTER S. REILING Walter S. Reiling
Dated: August 13, 2003

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ JOSEPH S. WHITAKER Joseph S. Whitaker
Dated: August 13, 2003

INDEX TO EXHIBITS

(a)(1)	Letter to Stockholders from Joseph S. Whitaker (incorporated herein by reference to Schedule 14A filed concurrently with this Amendment).
(a)(2)	Notice of Special Meeting of Stockholders (incorporated herein by reference to Schedule 14A filed concurrently with this Amendment).
(a)(3)	Definitive Proxy Statement, including all appendices thereto (incorporated herein by reference to Schedule 14A filed concurrently with this Amendment).
(a)(4)	Not applicable.
(a)(5)(i)	Press Release dated January 29, 2003 (incorporated herein by reference to Form 8-K filed on January 30, 2003).
(a)(5)(ii)	Press Release dated March 21, 2003 (incorporated herein by reference to Form 8-K filed on March 21, 2003).
(a)(5)(iii)	Press Release dated March 27, 2003 (incorporated herein by reference to Form 8-K filed on March 27, 2003).
(a)(5)(iv)	Press Release dated August 12, 2003 (incorporated herein by reference to Form 8-K filed on August 13, 2003).
(b)	None.
(c)	Fairness Opinion of Chaffe & Associates, Inc. dated March 26, 2003 (included as Appendix B to the definitive Proxy Statement, which is filed herewith as Exhibit (a)(3)).
(d)(1)	Agreement and Plan of Merger, dated March 27, 2003, between the Company and Acquisition (included as Appendix A to the definitive Proxy Statement, which is filed herewith as Exhibit (a)(3)).
(f)	Dissenter's rights of appraisal are described in Appendix C to the definitive Proxy Statement, which is filed herewith as Exhibit (a)(3).
(g)	None

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INTRODUCTION
SIGNATURES
INDEX TO EXHIBITS